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CONFIDENTIAL For Use of SEC Staff Only
October 20, 2005
Electronic Filing Jeffrey Riedler Assistant Director Securities and Exchange Commission Division of Corporation Finance Mail Stop 0309 100 F St., NE Washington, DC 20549-0309

Re:	PXRE Group Ltd. Preliminary Proxy Statement on Schedule 14A (File No. 001-15259)

Dear Mr. Riedler:

     We are filing herewith the definitive Proxy Statement on Schedule 14A and related proxy materials (the “Definitive Proxy Statement”) of PXRE Group Ltd., a Bermuda company (“PXRE” or the “Company”) (File No. 001-15259) relating to the Company’s proposed Special General Meeting of Shareholders (the “Meeting”) scheduled to be held on November 18, 2005. We are concurrently providing courtesy copies of the Definitive Proxy Statement to you, which copies have been marked to indicate all changes made to the preliminary proxy statement as filed with the Securities and Exchange Commission on October 17, 2005.

     Set forth below are responses to the comments provided to Jeffery L. Radke of PXRE Group Ltd. in your letter dated October 19, 2005. For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments in your letter and the headings used in your letter. All factual statements and information set forth below are based on information furnished to us by PXRE. All capitalized terms used herein but not defined are as defined in the Definitive Proxy Statement.

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Proposal 3, page 25

1.	We note your response to comment 4. As you currently do not have authorized capital of $360,000,000, the wording of Proposal 3 is confusing. Please revise Proposal 3 to clarify that you are seeking to increase your authorized capital by an additional $20 million to accommodate an increase of 20 million Preferred Shares which would result in total authorized capital of $380,000,000 if Proposal 1 is approved and $80 million if Proposal is not approved.

The Company has revised the disclosure on Page 1 of the Cover Letter, Page 1 of the Notice, and Pages 1 and 25 of the Definitive Proxy Statement in response to this comment. The revised language on Page 25 reads as follows:

“On October 2, 2005, the Board of Directors adopted a resolution declaring it advisable and in the best interests of the shareholders to amend PXRE Group’s Bye-Laws to increase the authorized share capital by $20,000,000 and to increase the number of authorized Preferred Shares, par value $1.00 per share, by an additional 20,000,000 shares. Approval of Proposal 3 will result in total authorized capital of $380,000,000 if Proposal 1 is approved and total authorized capital of $80,000,000 if Proposal 1 is not approved.”

     If you require additional information concerning the Definitive Proxy Statement, please telephone the undersigned at (212) 839-5880 or Michael Golden of this firm at (212) 839-8694.

     Thank you for your attention to this matter.

Very truly yours,

/s/ Nancy H. Corbett
Nancy H. Corbett

cc:	Greg Belliston, Esq.
SEC Division of Corporation Finance

Mr. Jeffrey Radke Mr. Gerald Radke Bruce Byrnes, Esq. Mr. John Modin PXRE Group Ltd.